

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2025

Francisco D. Salva
Chief Executive Officer and Director
Azitra, Inc.
21 Business Park Drive
Branford, CT 06405

  Re: Azitra, Inc.
    Registration Statement on Form S-1
    Filed April 28, 2025
    File No. 333-286809

Dear Francisco D. Salva:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Alan Campbell at 202-551-4224 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Faith L. Charles, Esq.